September 18, 2018

Dinesh V. Patel, Ph.D.
President, Chief Executive Officer and Director
Protagonist Therapeutics, Inc
7707 Gateway Boulevard, Suite 140
Newark, California 94560-1160

       Re: Protagonist Therapeutics, Inc
           Registration Statement on Form S-3
           Filed September 7, 2018
           File No. 333-227216

Dear Dr. Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Michael E. Tenta - Cooley LLP